









Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

FOURTH QUARTER REPORT
DECEMBER 2017

Union Bankshares, Inc.

February 8, 2018

to our SHAREHOLDERS

We are pleased to report the financial results for your Company for the three and twelve months ended December 31, 2017. Consolidated net income for the three months ended December 31, 2017 was $1.9 million, or $0.43 per share, compared to $2.3 million, or $0.53 per share, for the same period in 2016, and $8.4 million, or $1.89 per share, for the year ended December 31, 2017, compared to $8.5 million, or $1.91 per share, for the same period in 2016. The decrease in earnings for three and twelve month comparison periods is due to a one-time charge to earnings of $447 thousand for the revaluation of the Company's deferred tax assets as a result of the Tax Cuts and Jobs Act being signed into law on December 22, 2017. Net income before taxes increased $943 thousand or 8.5% year over year.

2017 was a year of good growth in key balance sheet measurements. Total assets increased to $745.7 million, up 7.9% year over year. Likewise, total loans increased to $595.4 million, up 9.9% year over year, and total deposits increased to $647.6 million, up 8.4% year over year. Asset quality at the end of the year remained very good, with only $36 thousand of Other Real Estate Owned on the balance sheet and net charge offs for the year only amounting to $39 thousand on an almost $600 million book of loans.

There are several economic tailwinds combining to help our region's economy. Good early season snow and cold temperatures provided for great snow sport conditions for the past holiday season. While extended bitter cold temperatures may have dampened visitors enthusiasm to be outdoors, our local restaurants and retailers were more than happy to provide sustenance and activities to keep our guests captivated. Residential construction has continued strong and unabated, answering the need for more housing inventory as purchase activity has decreased properties available for sale in most of the markets we serve. Regional manufacturers and distributors report good sales and solid books of business. Even on a Federal level, despite the sophomoric displays from all participants, the eased regulatory climate and corporate tax reform appear to have a positive economic impact, at least measured by the unemployment rate and the stock market. The greatest concern among our local businesses has become recruiting and retaining a strong workforce to enable them to meet their customer's demands.

We have many projects, large and small, being worked on in 2018. If you have been around here you may have noticed that we have our Main Office lobby closed for renovations. We anticipate completion of this project in April. As has been previously discussed, we are converting our digital and mobile banking applications to new, state of the art delivery products with conversion slated for March and April. Much work has gone into this project and we are very excited to offer this improved service to our customers. Also, as has been previously discussed, we are planning on terminating our Defined Benefit Pension Plan during the fourth quarter of 2018. This will have a one-time negative impact on fourth quarter earnings. Finally, we expect a positive impact on our effective Federal Tax Rate brought to us by the *Tax Cuts and Jobs Act* signed into law on December 22, 2017.

The Board of Directors met on January 17, 2018 and considered 2017 financial performance and expected financial performance in 2018 and declared a dividend of 30 cents per share to record holders on January 27, 2018 payable on February 8, 2018. This represents a 1 cent increase compared to the previous quarter's dividend.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and three loan centers and several ATMs throughout its geographical footprint.

Union Bank has been helping people buy homes and local businesses create jobs in area communities since opening its doors over 125 years ago. Union Bank has earned an exceptional reputation for residential lending programs and has recently been named, for the fourth consecutive year, the USDA RD Vermont Home Lender of the year. Union Bank has also been designated as an SBA Preferred lender for its participation in small business lending.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	DEC. 31, 2017	DEC. 31, 2016
Cash and Due from Banks	$3,857	$4,272
Federal Funds Sold & Overnight Deposits	34,651	35,003
Interest Bearing Deposits in Banks	9,352	9,504
Investment Securities	66,439	66,555
Loans Held for Sale	7,947	7,803
Loans, net	587,409	533,939
Reserve for Loan Losses	(5,408)	(5,247)
Premises and Equipment, net	14,255	13,525
Other Real Estate Owned, net	36	—
Accrued Interest & other Assets	27,210	26,027
Total Assets	**$745,748**	**$691,381**

LIABILITIES & SHAREHOLDERS' EQUITY	DEC. 31, 2017	DEC. 31, 2016
Noninterest Bearing Deposits	$127,824	$112,384
Interest Bearing Deposits	418,621	382,083
Time Deposits	101,129	103,193
Borrowed Funds	31,581	31,595
Accrued Interest & Other Liabilities	7,770	5,847
Common Stock	9,882	9,874
Additional Paid-in Capital	755	620
Retained Earnings	56,359	53,086
Accumulated Other Comprehensive Loss	(4,096)	(3,279)
Treasury Stock at Cost	(4,077)	(4,022)
Total Liabilities & Shareholders' Equity	**$745,748**	**$691,381**

Standby letters of credit were $2,064,000 and $1,624,000 at December 31, 2017 and 2016, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	DEC. 31, 2017	DEC. 31, 2016	DEC. 31, 2017	DEC. 31, 2016
	(3 months ended)		(12 months ended)	
Interest Income	$7,680	$6,914	$29,017	$26,836
Interest Expense	615	558	2,255	2,061
Net Interest Income	7,065	6,356	26,762	24,775
Provision for Loan Losses	50	—	200	150
Net Interest Income After Provision for Loan Losses	7,015	6,356	26,562	24,625
Trust Income	191	214	739	737
Noninterest Income	2,132	2,339	8,656	9,403
Noninterest Expenses:				
Salaries & Wages	2,615	2,681	10,257	10,203
Pension & Employee Benefits	924	866	3,708	3,525
Occupancy Expense, net	342	340	1,415	1,263
Equipment Expense	619	512	2,208	2,115
Other Expenses	1,652	1,722	6,317	6,550
Total	6,152	6,121	23,905	23,656
Income Before Taxes	3,186	2,788	12,052	11,109
Income Tax Expense	1,264	442	3,603	2,598
Net income	**$1,922**	**$2,346**	**$8,449**	**$8,511**
Earnings Per Share	**$0.43**	**$0.53**	**$1.89**	**$1.91**
Book Value Per Share			**$13.17**	**$12.61**

UnionBankshares, Inc.

DIRECTORS
Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS
Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

UnionBank

DIRECTORS
Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Nancy C. Putnam
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS
Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent – *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices
(ATMs at all Branch Locations)

VERMONT
Barre	Loan Center	
	14 North Main Street	802.476.0062
Danville	421 Route 2 East	802.684.2211
Fairfax	9 Ramsey Road	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	5062 VT Route 15	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street	802.888.6600
	65 Northgate Plaza	802.888.6860
Newport	Loan Center	
	325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street	802.748.3131
	325 Portland Street	802.748.3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE
Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road	603.444.7136
	76 Main Street	603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488



